UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

Investment Company Act file number:

811-04041

Date examination completed:

June 3, 2015

State Identification number:

CT

Exact name of investment company as

specified in registration statement:

GE INVESTMENTS FUNDS, INC.

Address of principal executive office

(number, street, city, state, zip code):

1600 SUMMER STREET, STAMFORD, CONNECTICUT 06905

Registrant’s telephone number, including area code: 800-242-0134

Report of Independent Registered Public Accounting Firm

To the Board of Directors of GE Investments Funds, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that GE Investments S&P 500 Index Fund (the Fund), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 19, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 19, 2014, and with respect to agreement of security purchases and sales, for the period from September 19, 2014 (the date of our last examination), through December 19, 2014:

•	Inspection of the State Street Corporation Global Fund Accounting and Custody Type II SOC 1 report and the State Street Corporation Information Technology General Controls Type II SOC 1 report as of and for year ended September 30, 2014, completed by State Street’s Independent Auditors who issued an unqualified opinion;

•	Confirmation of securities held in book entry form by the Depository Trust Company;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•	Agreement of thirteen (13) security purchases and thirteen (13) security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 19, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the GE Investments Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

June 3, 2015

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of GE Investments Funds, the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 , “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 19, 2014 and from September 19, 2014 (the date of the last examination) through December 19, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 19, 2014 and from September 19, 2014 (the date of the last examination) through December 19, 2014, with respect to securities reflected in the investment accounts of the Fund.

By:

GE Investments Funds, Inc.

/s/ Arthur Jensen

Arthur Jensen, Treasurer